FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica – Changes in the accounting classification of the Telefónica’s operations in the UK	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on May 11, 2016 in relation to the European Commission decision to prohibit the sale of Telefónica’s subsidiary in the UK (O2 UK) to Hutchison Whampoa Group, Telefónica informs that upon the publication of its 2016 first half results, Telefónica’s operations in the UK will no longer be reported as discontinued operations within Telefónica Group and all its assets and liabilities will cease to be reported as “held for sale”, and will be reclassified back into full consolidation within Telefónica Group financial statements, according to IFRS. The comparative results will be reported accordingly.

O2 UK is a leading company in the UK telecommunications market, leader in customer satisfaction and brand recognition, with very positive financial results showing y-o-y growth at OIBDA and OpCF level, and, at the same time, OIBDA margin expansion(1).

Telefónica continues to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate.

Madrid, June 29, 2016

(1)	According to O2 UK first quarter 2016 results published by Telefónica S.A. on April 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 29, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors